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                                                                  EX-99.B(15)(d)

                                                                         Amended
                                                                  August 4, 1997


                      TOTAL RETURN U.S. TREASURY FUND, INC.
                          Flag Investors Class A Shares

                                DISTRIBUTION PLAN


     1. The Plan. This Plan (the "Plan") is a written plan as described in Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act") for the Flag Investors Class A Shares (the "Shares") of Total Return U.S. Treasury Fund, Inc. (the "Fund"). Other capitalized terms herein have the meaning given to them in the Fund's prospectus.

     2. Payments Authorized. The Fund's distributor (the "Distributor") is authorized, pursuant to the Plan, to make payments to any Participating Dealer under a Sub-Distribution Agreement, to accept payments made to them under the Distribution Agreement and to make payments on behalf of the Fund to Shareholder Servicing Agents under Shareholder Services Agreements as follows:

        (a) as reimbursement for direct expenses incurred in the course of distributing Fund shares or providing administrative assistance to the Fund or its shareholders; and

        (b) at a rate specified in the Flag Investors Class Distribution Agreement between the Fund and the Distributor (the "Distribution Agreement") in any Sub-Distribution Agreement, and in any Shareholder Servicing Agreement.

     The Distributor may make payments in any amount, provided that (i) the total amount of all payments made during a fiscal year of the Fund (whether made under (a) and/or (b) above) do not exceed, in any fiscal year of the Fund, the amount paid to the Distributor under the Distribution Agreement which is an annual fee, calculated on an average daily net basis and paid monthly, equal to
 .25% of the average daily net assets of the Shares of the Fund; and (ii) a majority of the Fund's Non-Interested Directors may at any time decrease or limit the aggregate amount of all payments or decrease or limit the amount payable to any recipient.

     3. Expenses Authorized. The Distributor is authorized, pursuant to the Plan, from sums paid to it under the Distribution Agreement subject to the limitations of Section 2 hereto, to purchase advertising for Flag Investors Class Shares, to pay for sales literature and other promotional material, and to make payments to sales personnel affiliated with it for their efforts in connection with sales of the Shares. Any such advertising and sales material may include references to other open-end investment companies or other investments, provided that expenses relating to such advertising and sales material will be allocated among such other investment companies or investments in an equitable manner, and any salesmen so paid are not required to devote their time solely to the sale of the Shares.

     4. Certain Other Payments Authorized. As set forth in the Distribution Agreement the Fund assumes certain expenses, which the Distributor is authorized to pay or cause to be paid on its behalf and such payments shall not be included in the limitations contained in this Plan. These expenses include (i) investment advisory fees; (ii) charges or expenses of any registrar or custodian; (iii) fees and expenses of the Fund's transfer agent, brokerage commissions; (iv) taxes; (v) the costs of the preparation, printing and mailing of all required reports and notices to shareholders, irrespective of whether such reports or notices contain or are accompanied by


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material intended to result in the sale of shares of the Fund or other funds or other investments; (vi) the costs of preparing, printing and mailing of all prospectuses to shareholders; (vii) the costs of preparing, printing and mailing of any proxy statements and proxies, irrespective of whether any such proxy statement includes any item relating to, or directed toward, the sale of the Shares; (viii) all legal and accounting fees relating to the preparation of any such reports, prospectuses, proxies and proxy statements; (ix) all fees and expenses relating to the qualification on of the Fund and its shares under the securities or "Blue Sky" laws of any jurisdiction; (x) all fees under the Act and the Securities Act of 1933, including fees in connection with any application for exemption relating to or directed toward the sale of the Shares;
(xi) a portion of or all fees and assessments of the Investment Company Institute or any successor organization, irrespective of whether some of its activities are designed to provide sales assistance (xii) all costs of preparing and mailing confirmations of shares sold or redeemed or share certificates, and reports of share balances; and (xiii) all costs of responding to telephone or mail inquiries of shareholders.

     5. Other Distribution Resources. The Board acknowledges that the Distributor and Participating Dealers may expend their own resources separate and apart from amounts payable under the Plan to support the Fund's distribution effort. The Distributor will report on any such expenditures as part of their regular reports pursuant to Section 6 of this Plan.

     6. Reports. While this Plan is in effect, the Distributor shall report in writing at least quarterly to the Fund's Board of Directors, and the Board shall review, the following: (i) the amounts of all payments under the Plan, the identity of the recipients of each such payment; (ii) the basis on which the amount of the payment to such recipient was made; (iii) the amounts of expenses authorized under this Plan and the purpose of each such expense; and (iv) all costs of each item specified in Section 4 of this Plan (making estimates of such costs where necessary or desirable), in each case during the preceding calendar or fiscal quarter.

     7. Effectiveness, Continuation, Termination and Amendment. (a) This Plan has been approved by a vote of the Board of Directors of the Fund and of a majority of the Directors who are not interested persons (as defined in the 1940
Act), cast in person at a meeting called for the purpose of voting on this Plan. This Plan shall, unless terminated as hereinafter provided, continue in effect from year to year only so long as such continuance is specifically approved at least annually by the vote of the Fund's Board of Directors and by the vote of a majority of the Directors of the Fund who are not interested persons (as defined in the 1940 Act), cast in person at a meeting called for the purpose of voting on such continuance.

          (b) This Plan may be terminated at any time by a vote of a majority of the Directors who are not interested persons (as defined in the 1940 Act) or by the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act).

          (c) This Plan may not be amended to increase materially the amount of payments to be made without the approval by a vote of the holders of at least a majority of the Fund's outstanding voting securities (as defined in the 1940 Act), and all amendments must be approved by the Board of Directors in the manner set forth under (a) above.